Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Aircraft and Engine Transactions for the Third Quarter 2007

Amsterdam, The Netherlands; October 11, 2007 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today provided a summary of its transactions in the third quarter 2007. AerCap signed new lease agreements for six aircraft and executed letters of intent for leases in respect of 22 aircraft from its owned and managed portfolios. In addition, the company delivered four aircraft and seven engines under lease agreements, purchased one aircraft and one engine, and sold 12 aircraft and four engines.

“AerCap’s transactions in the third quarter reflect the robust activities across our business segments from selling and purchasing aircraft and engines to aircraft and engine leasing, and asset management. AerCap’s infrastructure, extensive experience, global reach and operating capabilities allow us to rapidly complete numerous transactions, which enables us to increase the returns on our aircraft investments,” said Klaus Heinemann, Chief Executive Officer of AerCap. “The continuing strong market conditions in the third quarter helped us maintain our course of growth, further optimize our portfolio and meet the needs of our customers.”

Lease Activities: Four Aircraft Delivered and Letters of Intent for 22 Aircraft Executed in Third Quarter 2007

New Lease Agreements

The average term of the new aircraft lease contracts signed during the quarter, which were all for used aircraft, was 80 months. Letters of intent were executed (signed and deposit paid by lessee) with an average lease term of 108 months for new aircraft and 62 months for used aircraft. Sixteen of the 22 letters of intent signed in the third quarter 2007 involved new aircraft scheduled for delivery from the manufacturer in the next few years. On completion of the transactions included in the letters of intent, AerCap will add six new customers to its customer base.

New aircraft lease agreements signed in the third quarter for future delivery to the operator included:

•                  One Airbus A321 for Monarch Airlines (United Kingdom),

•                  Two Boeing 767-300 for GOL, parent company of VRG (Brazil), and

•                  Three Airbus A320 for Aerolineas Argentinas (Argentina). Aerolineas Argentinas will be a new customer in AerCap’s operator base.

New engine lease agreements were signed for:

•                  Six 6 CFM 56 engines, and

•                  One Pratt and Whitney 2037 engine

During the first three quarters of 2007, AerCap has signed a total of 18 new lease agreements for aircraft and 38 new lease agreements for engines. As of September 30, 2007 AerCap also executed letters of intent for 50 aircraft leases, of which 41 were for new aircraft to be delivered from the manufacturer.

Deliveries

Aircraft deliveries in the third quarter under previously contracted lease agreements included:

•                  One Boeing 737-800 to Air Berlin (Germany)

•                  One Boeing 737-400 to Nok Air (Thailand),

•                  One Airbus A321 to Asiana Airlines (South Korea), and

•                  One Fokker 100 to Click Mexicana (Mexico).

AerCap has delivered to lessees a total of 25 aircraft and 38 engines from its owned and managed portfolio in the first three quarters of 2007.

Purchase Activities: 29 Aircraft and 11 Engines Purchased in First Three Quarters 2007

During the third quarter 2007, AerCap added to its owned portfolio:

•                  One new Boeing 737-800, and

•                  One CFM 56 engine.

In total, AerCap purchased 29 aircraft and 11 engines in the first three quarters of 2007.

Sales Activities: Optimizing Lease Portfolios by Disposal of Older Aircraft With an Average Age of 13 Years

The sales transactions closed in the third quarter 2007 from AerCap’s owned portfolio included:

•                  Three Airbus A330,

•                  One Boeing 757-200,

•                  One MD87,

•                  Two Fokker 100, and

•                  Four engines (one Rolls-Royce Tay, two CFM 56, one CF 34).

The sales transactions closed in the third quarter 2007 from AerCap’s managed portfolio included:

•                  Three Dornier 328-100,

•                  One Fokker 100

•                  One MD82.

AerCap has sold a total of 15 aircraft and 19 engines from its owned portfolio and a total of 18 aircraft from its managed portfolio during the first three quarters of 2007.

In addition to the completed sales activities above, AerCap has signed an agreement for the sale of two owned A300 freighters and a letter of intent for the sale of seven owned and three managed Fokker 100 aircraft.  The completion of one A300 freighter sale is expected in the fourth quarter 2007, and the other aircraft sale is expected to be completed in the third quarter 2008.  The completion of the Fokker 100 aircraft sales are expected to be completed during the fourth quarter 2007 and the first quarter 2008.

Portfolio Summary

At the end of the third quarter 2007, AerCap’s portfolio consisted of 325 aircraft and 65 engines that were either owned, on order, under contract or letter of intent, or managed.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary in the United States, which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

AerCap Holdings N.V. intends to report its transactions on a quarterly basis going forward.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com